Exhibit 99.1

RECENT DEVELOPMENTS

TOTAL’S French refining roadmap: upgrade Donges and transform La Mède

On April 16, 2015, TOTAL S.A. (including its subsidiaries and affiliates, “TOTAL” or the “Group”) presented its French refining roadmap to employee representatives. The plan is designed to give each of TOTAL’s refining sites in France the means to resist in a volatile environment and perform profitably. Under the plan, TOTAL will invest to upgrade the Donges refinery in western France and transform the La Mède refinery in southern France, to ensure they thrive going forward.

Three of TOTAL’s five refineries in France — Gonfreville in Normandy, Grandpuits in the Paris region and Feyzin near Lyon — demonstrated their ability to withstand the deteriorating economic environment in 2013 and 2014 and generate ongoing income streams. The other two, Donges and La Mède, are struggling and are structurally loss-making. To address the situation, TOTAL has presented a comprehensive plan to improve both refineries’ performance and secure their long-term future:

•	An investment of €200 million to transform the La Mède refinery and, in particular, create France’s first biorefinery, which will be one of the biggest in Europe, to meet growing demand for biofuels. Crude oil processing will be halted at end-2016.

•	An investment of €400 million to upgrade the Donges refinery to capture profitable new markets with low-sulfur fuels that meet the evolutions of European Union specifications.

European demand for petroleum products has declined 15% since 2008, shrinking outlets for the continent’s refining industry. This underlying trend stems from the pursuit of energy efficiency and improved vehicle fuel economy as part of the European Union’s commitment to reducing its carbon footprint.

The European market is steadily contracting, a situation aggravated by the shale oil and gas revolution in the United States, which gives the U.S. refining industry an advantage, and competition from refineries in Asia and the Middle East. These two trends shut European refineries out of some of their domestic and export markets and have exacerbated excess refining capacity in Europe.

As Europe’s leading refiner, TOTAL is therefore continuing to adjust its production base in France, following the shutdown of the Flandres refinery (2010), the upgrade the Normandy refining & petrochemicals platform (2012) with an investment close to €1 billion and the implementation of the project to secure Carling’s future (2015).

Including the adaptation plan for the Lindsey Oil Refinery in the United Kingdom announced earlier this year, TOTAL will have successfully adapted by 2017 its European refining base to the market and cut its refining and petrochemical capacity by 20% in Europe in 2017, as announced in 2012.

Nigeria: TOTAL completes $1 billion of onshore divestments

On March 30, 2015, TOTAL announced the completion of the divestment of the Group’s stake in onshore Oil Mining Lease (OML) 29 to Aiteo Eastern E&P, a Nigerian company, for $569 million. Together with the recently completed divestments of OML 24 and OML 18, TOTAL’s share of sale proceeds from these three onshore Nigerian blocks amounts to over $1 billion.

TOTAL holds a 10% stake in several onshore blocks in Nigeria via the Shell Petroleum Development Company (SPDC) Joint Venture alongside the Nigerian National Petroleum Corporation (55%), SPDC (30%, operator) and Nigerian Agip Oil Company Limited (5%). Since 2010, TOTAL has divested its interests in eleven onshore blocks to Nigerian companies, in line with the Federal Government of Nigeria’s aim of developing Nigerian companies in the sector.

TOTAL quarterly ex-dividend dates for dividend 2016

On March 26, 2015, TOTAL announced, subject to decisions by the Board of Directors and shareholders at the Annual Meeting to approve the financial statements and the final dividend, the ex-dividend dates of the quarterly interim dividends and the final dividend for 2016 will be:

•	September 27, 2016;

•	December 21, 2016;

•	March 20, 2017; and

•	June 5, 2017.

The above ex-dividend dates relate to TOTAL shares traded on the Euronext Paris.

As a reminder, the ex-dividend dates of the quarterly interim dividends and the final dividend for 2015 relative to TOTAL shares traded on the Euronext Paris will be:

•	September 28, 2015;

•	December 21, 2015;

•	March 21, 2016; and

•	June 6, 2016.

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